Weis Markets, Inc.

1000 S. Second Street * P.O. Box 471 * Sunbury, PA 17801-0471

William R. Mills
Senior Vice President, Treasurer
  and Chief Financial Officer

September 23, 2008

Filed via EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance; Mail Stop 3561
Washington, D.C. 20549

RE:	Form 10-K for Fiscal Year Ended December 29, 2007, Filed March 7, 2008
Definitive Proxy Statement filed on Schedule 14A, Filed March 10, 2008
Form 10-Qs for Fiscal Quarters Ended March 29 and June 28, 2008. Filed May 8, 2008 and August 7, 2008,
File No. 1-5039

Dear Mr. Owings:

We reviewed your letter dated September 9, 2008, regarding the above referenced Weis Markets, Inc. (the "Company") filings and have addressed each of your comments in this response letter.

In connection with our responses to your comments, we acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

1. SEC Comment: Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your Risk Factors. For example, the trend concerning the cost of oil and increase in interchange fees for accepting credit card payments. Discuss whether you expect these trends to continue and there impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

• Economic or industry-wide factors relevant to your company, and

• Material opportunities, challenges, and

• Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response: As requested, we will expand our discussion of material trends and uncertainties in future filings beginning with our Form 10-Q for the quarter ending September 27, 2008. Below is a sample of the disclosure we propose to include in our future filings:

"The increase in comparable store sales during the quarter was primarily the result of an increase in average sales per customer transaction, which was the result of changes in product mix and inflation. However, the number of customer store visits was flat for the quarter compared to the same period one year ago. Sales were and continue to be significantly impacted by lower pharmacy sales. Market forces affecting pharmacy sales such as an aging population base, continue to be offset by retail erosion due to increased generic penetration. Additionally, prescription plan sponsors continue to offer economic incentives to covered individuals in an effort to shift prescription drug expenditures to mail order. In a retail environment where increasingly competitive markets have made it difficult for grocery store retailers to achieve gains in comparable store sales, the Company benefited from increased perishable sales and other successful sales building strategies which helped offset the decrease in pharmacy sales. Some competitors have greater financial resources and could use these resources to take measures which could adversely affect the Company's competitive position.

The Company's profitability is particularly sensitive to the cost of oil. Fluctuating fuel prices may adversely affect operating profits since the cost of fuel is incurred in connection with the transportation of goods from the distribution facilities to the stores and in the cost of other petroleum based products, including plastic bags. Operations at the stores are sensitive to rising utility costs due to the amount of electricity and gas required to operate. In addition, the Company continues to see year-over-year increases in the cost for accepting credit/debit cards, known as interchange fees that have negatively impacted margins. The Company may not be able to recover these rising utility, fuel and interchange costs through increased prices charged to customers. Any delay in the Company's response to unforeseen cost increases or competitive pressures that prevent its ability to raise prices may cause earnings to suffer. The Company is reacting to these increased operating costs by evaluating technological improvements for improved utility and fuel management, and through initiatives at the legislative and regulatory levels of the federal government to regain control of the interchange fees.

Management does not foresee a change in these trends in the near future.

The Company's revenues are earned and cash is generated as merchandise is sold to customers. Income is earned by selling merchandise at price levels that produce revenues in excess of cost of merchandise sold and operating and administrative expenses. Although the Company may experience short term fluctuations in its earnings due to unforeseen short-term operating cost increases, it historically has been able to increase revenues and maintain stable earnings from year to year."

Item 9a. Controls and Procedures, page 28

2. SEC Comment: Please include a statement that the registered public accounting firm that audited your financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. Refer to paragraph (a)(4) of Item 308 of Regulation S-K.

Company Response: In future Form 10-K filings, the Company will include the statement:

"The effectiveness of the Company's internal control over financial reporting as of the fiscal year end, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which can be found in Item 8 of this Form 10-K."

Signatures, page 32

3. SEC Comment: The report must also be signed by your controller or principal accounting officer. Please file an amendment that includes the signatures required by general instructions D(2)(a) and D(2)(b) of Form 10-K.

Company Response: As per your instruction, the Company will file an amendment to the Form 10-K for fiscal year ended December 29, 2007 with signatures as required by general instructions D(2)(a) and D(2)(b) of Form 10-K. The amended signature section of the filing will designate Norman S. Rich as principal executive officer, William R. Mills as principal financial officer, and Scott F. Frost as principal accounting officer, along with other titles designating the capacities in which they sign the report.

Exhibits 31.1 and 31.2

4. SEC Comment: We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. Please revise to exactly follow the required format and exclude the titles of the certifying individuals at the beginning of the certifications.

Company Response: The Company will file an amendment to the Form 10-K for fiscal year ended December 29, 2007 revising Exhibits 31.1 and 31.2 to follow the required format as defined by Exchange Act Rule 13a-14(a) and will exclude the titles of the certifying individuals at the beginning of the certifications.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, Compensation Discussion and Analysis, page 6

Base Salary, page 7

5. SEC Comment: You disclose that the 2007 increases in base salaries for executive officers were determined "Based on subjective and qualitative considerations." Please revise your disclosure to fully disclose all the specific items considered in determining base salary.

Company Response: The sentence beginning "Based on subjective and qualitative considerations" was not clearly worded. In the two paragraphs preceding the paragraph that begins with this clause, the specific items considered in determining the base salaries of the Company's executive officers were discussed. The sentence in question should have been stated as follows:

"Based on consideration of the criteria discussed above and the overall financial and operational success of the Company, the Committee approved a 9.8% increase in base salary for the Chairman and a 9.9% increase in base salary for the CEO in fiscal 2007."

In future Proxy Statement filings, the Company will reword this section of the Compensation Discussion and Analysis to further clarify the items considered in determining base salary.

Review and Approval of Related Party Transactions, page 13

6. SEC Comment: We note your disclosure that the Audit Committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate who is covered by your procedures, and how you will determine whether a covered person has a conflict of interest. Indicate whether any of the related party transactions you describe below this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

Company Response: All officers and directors are covered by the Company policy requirements to disclose any conflict or potential conflict of interest to the Executive Committee of the Board of Directors. After completion of its due diligence efforts into these matters, the Executive Committee reports its findings to the Audit Committee for approval. The officers of the Company also complete questionnaires on a quarterly basis regarding various corporate governance concerns, including related party transactions.

In future Proxy Statement filings, the Company will revise the discussion of the Audit Committee's review of related party transactions to include the following:

"The Company has adopted written "Conflicts of Interest" policies in its Code of Business Conduct and Ethics and in its Code of Ethics for CEO and CFO. According to these policies, a conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Company. In other words, a conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which such person or any member of their family have an interest.

Under these policies, activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Audit Committee. Because it is not always easy to determine whether a conflict of interest exists, any potential conflicts of interest must be reported immediately to the Executive Committee of the Board of Directors. A member of the Executive Committee of the Board of Directors that is informed of any potential conflict of interest must report it immediately to the Audit Committee. The Audit Committee Charter specifically grants the Audit Committee the authority to review and approve all related party transactions. These policies cover all Company officers, directors (or nominee), 5%-or-greater shareholders and immediate family member of these persons. All of the related party transactions reported under "Review and Approval of Related Party Transactions" were reviewed and approved by the Audit Committee in accordance with the Company's Code of Business Conduct and Ethics, the Code of Ethics for CEO and CFO and the Audit Committee Charter."

Form 10-Qs For The Fiscal Quarters Ended March 29 and June 28, 2008

Item 4. Controls and Procedures, page 8

7. SEC Comment: Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15. Please revise to comply with Item 307 of Regulation S-K.

Company Response: In future Form 10-Q filings, the Company will revise Item 4 to comply with Item 307 of Regulation S-K regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report. As an example, the new paragraph within this section of the Form 10-Q for the quarter ended June 28, 2008 would have read as follows:

"The Chief Executive Officer and the Chief Financial Officer, together with the Company's Disclosure Committee, evaluated the Company's disclosure controls and procedures as of the quarter ended June 28, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports was accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure."

8. SEC Comment: Please disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter, as opposed to significant changes subsequent to the date of the evaluation required Exchange Act Rule 13a-15, which has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Company Response: In future Form 10-Q filings, the Company will revise Item 4 to comply with Item 308(c) of Regulation S-K regarding disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter, which has materially affected or is reasonably likely to materially affect the internal control over financial reporting. As an example, the following sentence would follow the new paragraph addressing comment seven above for the quarter ended June 28, 2008:

"In connection with the evaluation described above, there was no change in the Company's internal control over financial reporting during the quarter ended June 28, 2008, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting."

Exhibits 31.1 and 31.2

9. SEC Comment: Please address the above comment regarding the certifications filed as exhibits to your annual report on Form 10-K.

Company Response: In future Form 10-Q filings, the Company will revise Exhibits 31.1 and 31.2 to follow the required format as defined by Exchange Act Rule 13a-14(a) and will exclude the titles of the certifying individuals at the beginning of the certifications.

If you have any further comments, questions or suggestions, please do not hesitate to call or write directly to me. My telephone number is (570) 286-3229 and my e-mail address is rmills@weismarkets.com.

Sincerely,

/s/ William R. Mills

William R. Mills

Senior Vice President, Treasurer

   and Chief Financial Officer